RMS

18005429

SEC Mail Processing
MAR 01 2018
Washington DC
408

...SION
...Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123
Expires: August 31, 2020
Estimated average burden hours per response......12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69408

FACING PAGE

Information required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/17 (MM/DD/YY) AND ENDING 12/31/17 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Acquiom Financial LLC

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY
FIRM I.D. NO.

950 17th Street, Suite 1400
(No. and Street)

Denver	**CO**	**80202**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Deborah Wapensky (303) 957-2857
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst Wintter & Associates LLP
(Name – if individual, state last, first, middle name)

675 Ygnacio Valley Road, Suite A200	Walnut Creek	CA	94596
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

BW

OATH OR AFFIRMATION

I, Mark B. Vogel, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Acquiom Financial LLC, as of December, 31, 2017, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

On 2/27/18, Mark Vogel appeared before me

JASON MORRIS
NOTARY PUBLIC - STATE OF COLORADO
Notary Identification #20054040108
My Commission Expires 3/25/2019

Notary Public

Signature

President

Title

This report** contains (check all applicable boxes):

- [x] (a) Facing page
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Cash Flows.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirement Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Acquiom Financial LLC

December 31, 2017

Table of Contents

ERNST WINTTER & ASSOCIATES LLP *Certified Public Accountants*

675 Ygnacio Valley Road, Suite A200
Walnut Creek, CA 94596

(925) 933-2626
Fax (925) 944-6333

Report of Independent Registered Public Accounting Firm

To the Member of
Acquiom Financial LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Acquiom Financial LLC (the "Company") as of December 31, 2017, and the related notes (collectively referred to as the financial statement). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Acquiom Financial LLC as of December 31, 2017 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Ernst Wintter & Associates LLP

We have served as Acquiom Financial LLC's auditor since 2015.
Walnut Creek, California

February 28, 2018

Acquiom Financial, LLC

Statement of Financial Condition

December 31, 2017

Assets		
Cash	$	2,246,714
Accounts receivable, net of $23,725 allowance for doubtful accounts		658,191
Prepaid expenses		17,348
Total Assets	$	2,922,253
Liabilities and Member's Equity		
Accrued expenses	$	1,753
Due to related parties		223,312
Total Liabilities		225,065
Member's Equity		2,697,188
Total Liabilities and Member's Equity	$	2,922,253

see accompanying notes

Acquiom Financial LLC

Notes to the Financial Statements

December 31, 2017

1. Organization

Acquiom Financial, LLC (the "Company") was organized as a Colorado limited liability company in October, 2013 and operates in Denver, Colorado. The Company is wholly owned by SRS Acquiom Inc. (the "Member"). The Company is a securities broker dealer and registered with the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority ("FINRA"). The Company's business operations commenced in March 2015 and included brokering investments to customers with escrow accounts associated with mergers and acquisitions.

In August 2017 the Company commenced processing payments for private mergers and acquisition transactions. These payments are not securities transactions, but by virtue of having these funds pass through a broker-dealer account, the firm utilizes the SEC Rule 15c3-3(k)(2)(i) exemption, as permitted pursuant to Section B(2) of the firm's current Membership Agreement with FINRA.

2. Significant Accounting Policies

Cash and Cash Equivalents
The Company considers all demand deposits held in banks and certain highly liquid investments with original maturities of three months or less, other than those held for sale in the ordinary course of business, to be cash equivalents. There are no cash equivalents at December 31, 2017.

Accounts Receivable
Accounts receivable represent amounts earned per agreement or engagement that have not been collected. Management reviews accounts receivable and sets up an allowance for doubtful accounts when collection of a receivable becomes unlikely.

Revenue
The Company generates revenue from product fees from brokering investments to the product sponsor's escrow investment products. The Company recognizes revenue in accordance with the terms and conditions specified in the selling agreement with the product sponsor.

Product referral fees are calculated on the average daily balance placed in a custodial account with one of the Company's product sponsors. The rate is predetermined by the contract.

Engagement and transaction fees related to the processing payments business are charged to clients on a per deal basis and are earned when payments are processed.

The Company generates escrow product fees for brokering investments to a product sponsor's escrow investment products. The Company recognizes revenue in accordance with the terms and conditions specified in its selling agreement with the product sponsor.

Use of Estimates
The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates and may have an impact on future periods.

Fair Value of Financial Instruments
Unless otherwise indicated, the fair values of all reported assets and liabilities that represent financial instruments (none of which are held for trading purposes) approximate the carrying values of such amounts.

2. Significant Accounting Policies (continued)

Income Taxes
The Company is a single member limited liability company and it is treated as a disregarded entity for tax purposes. In lieu of income taxes, the Company passes 100% of its taxable income and expenses to its Member. Therefore, no provision or liability for federal or state income taxes is included in these financial statements. The Company is no longer subject to examination by taxing authorities since formation.

3. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's uniform net capital rule (Rule 15c3-1) which requires the Company to maintain a minimum net capital equal to or greater than $100,000 and a ratio of aggregate indebtedness to net capital not exceeding 15 to 1, both as defined. At December 31, 2017, the Company's net capital was $2,113,668, which exceeded the requirement by $2,013,668.

4. Risk Concentration

For the year ended December 31, 2017, 58% of revenue was earned from two product sponsors. At December 31, 2017, 74% of accounts receivable was due from two product sponsors.

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash deposits. The Company places its cash and cash equivalents deposits with high quality financial institutions in the United States of America. Cash balances are in excess of the Federal Deposit Insurance Corporations ("FDIC") insurance limits.

The Company maintains two special reserve accounts for the benefit of customers. At December 31, 2017 the balances of these accounts were $0 and because of outstanding checks, the accounts were in excess of FDIC limits by $11,692,105.

5. Related Party Transactions

The Company has an expense sharing agreement with the Member. The Member provides office space and pays most overhead expenses for the Company. The Company has no obligation to reimburse or compensate the Member.

At December 31, 2017, engagement fees of $168,701 are included in accounts receivable. The fees are billed and collected by the Member on behalf of the Company. During the year $1,296,039 was collected by the Member on behalf of and remitted to the Company.

The Company is charged for outsourced services by Acquiom Clearinghouse LLC, an entity under common control, for processing payments on its behalf. The amount due for these services was $193,625, which was included in due to related parties as of December 31, 2017. Total referral fees paid for the year ended December 31, 2017 were $913,536, which was included in outsourced services.

The Company's results of operations and financial position would differ significantly if the entities were autonomous.

6. Recently Issued Account Pronouncements

Revenue from Contracts with Customers - In May 2014, the FASB issued ASU No. 2014-09, "Revenue from Contracts with Customers (Topic 606)" ("ASU 2014-09"), which supersedes the revenue recognition requirements in Accounting Standards Codification ("ASC") 606, "Revenue Recognition." ASU 2014-09 is based on the principle that revenue is recognized to depict the transfer of goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. It also requires additional disclosure about the nature, amount, timing and uncertainty of revenue and cash flows arising from customer contracts, including significant judgments and changes in judgments and assets recognized from costs incurred to obtain or fulfill a contract. On July 9, 2015, the FASB decided to delay the effective date of the new standard by one year. The new guidance allows for the standard and all subsequent amendments to be applied either retrospectively to each prior reporting period presented or retrospectively as a cumulative-effect adjustment as of the date of adoption. ASU 2014-09 is effective for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years. We are continuing to evaluate the impact of the adoption of this standard and all subsequent amendments on our financial statements and have not elected a transition method.

Financial Instruments - Credit Losses: In June 2016, the FASB issued ASU No. 2016-13, "Financial Instruments - Credit Losses (Topic 326)" ("ASU 2016-13"), which will change the impairment model for most financial assets and require additional disclosures. The amended guidance requires financial assets that are measured at amortized cost be presented at the net amount expected to be collected. The allowance for credit losses is a valuation account that is deducted from the amortized cost basis of the financial assets. The amended guidance also requires us to consider historical experience, current conditions, and reasonable and supportable forecasts that affect the collectability of the reported amount in estimating credit losses. ASU 2016-13 is effective for us commencing in the first quarter of fiscal 2019 and will be applied through a cumulative-effect adjustment to retained earnings at the beginning of the year of adoption. Early adoption is permitted. We are evaluating the impact of the adoption of this standard on our financial statements and to not expect a material impact.

7. Subsequent Events

The Company has evaluated subsequent events through February 28, 2018, the date which the financial statements were issued.